UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 6)


                    Under the Securities Exchange Act of 1934


                        GRAY COMMUNICATIONS SYSTEMS, INC.
                        ---------------------------------
                                (Name of Issuer)


                       Class A Common Stock, no par value
                       Class B Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)



                                    389190109
                                -----------------
                                 (CUSIP Number)


                             Robert S. Prather, Jr.
                              Bull Run Corporation
                            4370 Peachtree Road, N.E.
                             Atlanta, Georgia 30319
                                 (404) 266-8333
--------------------------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Bull Run Corporation

       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   N/A
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              Georgia
--------------------------------------------------------------------------------

                      VII.      Sole Voting           2,857,647 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------

Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------

                      IX.       Sole Dis-             2,857,647 shares of
                                positive Power        Class A Common Stock
                                ------------------------------------------------

                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                  2,857,647 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares                         [X]

--------------------------------------------------------------------------------
XIII.  Percent of Class Represented by
       Amount in Row (11)                                          37.3

--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                                    CO

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Bankers Fidelity
                                                         Life Insurance
                                                         Company
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------
II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   WC
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              Georgia
--------------------------------------------------------------------------------

                      VII.      Sole Voting           221,706 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------

Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------

                      IX.       Sole Dis-             221,706 shares of
                                positive Power        Class A Common Stock
                                ------------------------------------------------

                      X.        Shared Dis-                        -0-
                                positive Power
                                ------------------------------------------------

XI.    Aggregate Amount Beneficially                  221,706 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [ ]

------------------------------------------------------------------------------
XIII.  Percent of Class Represented by
       Amount in Row (11)                                3.3%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          IC, CO
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Georgia Casualty &
                                                         Surety Company
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------
II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   WC
--------------------------------------------------------------------------------
V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------
VI.    Citizenship or Place of Organization              Georgia

                                                      132,354 shares of
                      VII.      Sole Voting           Class A Common Stock
                                Power                 6,000 shares of
                                                      Class B Common Stock
                                ------------------------------------------------

Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                                                      132,354 shares of
                      IX.       Sole Dis-             Class A Common Stock
                                positive Power        6,000 shares of
                                                      Class B Common Stock
                                ------------------------------------------------

                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
                                                      132,354 shares of
XI.    Aggregate Amount Beneficially                  Class A Common Stock
       Owned By Each Reporting Person                 6,000 shares of
                                                      Class B Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [ ]

------------------------------------------------------------------------------
                                                         1.9% of Class A
XIII.  Percent of Class Represented by                   Common Stock
       Amount in Row (11)                                .1% of Class B
                                                         Common Stock
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          IC, CO

--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          J. Mack Robinson
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   PF
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------
                                                         345,375 shares of
                      VII.      Sole Voting              Class A Common Stock
                                Power                    11,250 shares of
                                                         Class B Common Stock
                                ------------------------------------------------
                      VIII.     Shared Voting                      -0-
Number of Shares                Power
                                ------------------------------------------------
                                                         345,375 shares of
                      IX.       Sole Dis-                Class A Common Stock
                                positive Power           11,250 shares of
                                                         Class B Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
                                                      345,375 shares of
XI.    Aggregate Amount Beneficially                  Class A Common Stock
       Owned By Each Reporting Person                 11,250 shares of
                                                      Class B Common Stock
--------------------------------------------------------------------------------
XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [x]

------------------------------------------------------------------------------
                                                      5.1% of Class A
XIII.  Percent of Class Represented by                Common Stock
       Amount in Row (11)                             .2% of Class B
                                                      Common Stock
--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Harriett J. Robinson
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   PF
--------------------------------------------------------------------------------
V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------
                                                      166,725 shares of
                      VII.      Sole Voting           Class A Common Stock
                                Power                 13,650 shares of
                                                      Class B Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                                                      166,725 shares of
                      IX.       Sole Dis-             Class A Common Stock
                                positive Power        13,650 shares of
                                                      Class A Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
                                                      166,725 shares of
XI.    Aggregate Amount Beneficially                  Class A Common Stock
       Owned By Each Reporting Person                 13,650 shares of
                                                      Class B Common Stock
--------------------------------------------------------------------------------
XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares            [x]
--------------------------------------------------------------------------------

                                                      2.4% of Class A Common
XIII.  Percent of Class Represented by                Stock
       Amount in Row (11)                             .3% of Class B Common
                                                      Stock
--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                       IN

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Harriett J. Robinson,
                                                         Trustee U/A 8/25/84
                                                         FBO Jill E. Robinson
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------
II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   OO
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------

                      VII.      Sole Voting           128,250 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                      IX.       Sole Dis-             128,250 shares of
                                positive Power        Class A Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                  128,250 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [X]

--------------------------------------------------------------------------------
XIII.  Percent of Class Represented by
       Amount in Row (11)                                1.9%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          OO
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Harriett J. Robinson,
                                                         Trustee U/A 8/25/84
                                                         FBO Robin M. Robinson
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------
II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
III.   SEC Use Only
--------------------------------------------------------------------------------
IV.    Source of Funds                                   OO
--------------------------------------------------------------------------------
V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------
                                                      97,500 shares of
                      VII.      Sole Voting           Class A Common Stock
                                Power                 3,750 shares of
                                Power                 Class B Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                                                      97,500 shares of
                      IX.       Sole Dis-             Class A Common Stock
                                positive Power        3,750 shares of
                                                      Class B Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
                                                      97,500 shares of
XI.    Aggregate Amount Beneficially                  Class A Common Stock
       Owned By Each Reporting Person                 3,750 shares of
                                                      Class B Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [X]
--------------------------------------------------------------------------------
                                                         1.4% of Class A
XIII.  Percent of Class Represented by                   Common Stock
       Amount in Row (11)                                .1% of Class B
                                                         Common Stock
--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                          OO

--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Jill E. Robinson
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   PF
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------

                      VII.      Sole Voting           96,750 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                      IX.       Sole Dis-             96,750 shares of
                                positive Power        Class A Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                  96,750 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [x]

------------------------------------------------------------------------------
XIII.  Percent of Class Represented by
       Amount in Row (11)                                1.4%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          IN

--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Hilton H. Howell, Jr.
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   PF
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------
                                                      34,500 shares of Class A
                      VII.      Sole Voting           Common Stock
                                Power                 22,500 shares of Class B
                                                      Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting         750 shares of Class A
                                Power                 Common Stock
                                ------------------------------------------------
                                                      34,500 shares of Class A
                      IX.       Sole Dis-             Common Stock
                                positive Power        22,500 shares of Class B
                                                      Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-           750 shares of Class A
                                positive Power        Common Stock
                                ------------------------------------------------
                                                      32,250 shares of Class A
XI.    Aggregate Amount Beneficially                  Common Stock
       Owned By Each Reporting Person                 22,500 shares of Class B
                                                      Common Stock
--------------------------------------------------------------------------------
XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [x]
--------------------------------------------------------------------------------
                                                         .5% of Class A
XIII.  Percent of Class Represented by                   Common Stock
       Amount in Row (11)                                .4% of Class B
                                                         Common Stock
--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Delta Life Insurance
                                                         Company
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------
II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   WC
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              Georgia

--------------------------------------------------------------------------------
                      VII.      Sole Voting              119,250 shares of
                                Power                    Class A Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                      IX.       Sole Dis-                119,250 shares of
                                positive Power           Class A Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-                        -0-
                                positive Power
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                     119,250 shares of
       Owned By Each Reporting Person                    Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [ ]
--------------------------------------------------------------------------------

XIII.  Percent of Class Represented by
       Amount in Row (11)                                1.8%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          IC, CO
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Robin R. Howell
       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                   PF
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              United States
--------------------------------------------------------------------------------

                      VII.      Sole Voting           58,575 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting         750 shares of Class A
                                Power                 Common Stock
                                ------------------------------------------------
                      IX.       Sole Dis-             58,575 shares of
                                positive Power        Class A Common Stock
                                ------------------------------------------------
                      X.        Shared Dis-           750 shares of Class A
                                positive Power        Common Stock
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                  59,325 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares               [x]

--------------------------------------------------------------------------------
XIII.  Percent of Class Represented by
       Amount in Row (11)                                .9%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                          Delta Fire &
                                                         Casualty Insurance
                                                         Company

       S.S. or I.R.S. Identification No.
       of Above Person                                   (Intentionally
                                                         Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                    (a) [ ]
       Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only

--------------------------------------------------------------------------------
IV.    Source of Funds                                   WC

--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                              [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization              Georgia
--------------------------------------------------------------------------------

                      VII.      Sole Voting           6,750 shares of
                                Power                 Class A Common Stock
                                ------------------------------------------------
Number of Shares      VIII.     Shared Voting                      -0-
                                Power
                                ------------------------------------------------
                      IX.       Sole Dis-             6,750 shares of
                                positive Power        Class A Common Stock
--------------------------------------------------------------------------------
                      X.        Shared Dis-                        -0-
                                Dipositive Power
--------------------------------------------------------------------------------
XI.    Aggregate Amount Beneficially                  6,750 shares of
       Owned By Each Reporting Person                 Class A Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares            [ ]

--------------------------------------------------------------------------------

XIII.  Percent of Class Represented by
       Amount in Row (11)                             .1%
--------------------------------------------------------------------------------

XIV.   Type of Reporting Person                       IC, CO

--------------------------------------------------------------------------------

CUSIP No. 389190109
-------------------

I.     Name of Reporting Person                       Robert S. Prather,
                                                      Jr.
       S.S. or I.R.S. Identification No.
        of Above Person                               (Intentionally
                                                      Omitted)
--------------------------------------------------------------------------------

II.    Check the Appropriate Box if a                 (a) [ ]
       Member of a Group                              (b) [ ]
--------------------------------------------------------------------------------

III.   SEC Use Only
--------------------------------------------------------------------------------

IV.    Source of Funds                                PF, BK
--------------------------------------------------------------------------------

V.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                           [ ]
--------------------------------------------------------------------------------

VI.    Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
                                                      218,451 shares of
                      VII.      Sole Voting           Class A Common Stock
                                Power                 12,450 shares of
                                                      Class B Common Stock
                                ------------------------------------------------

Number of Shares      VIII.     Shared Voting            225 shares
                                Power
                                ------------------------------------------------
                                                      218,451 shares of
                      IX.       Sole Dis-             Class A Common Stock
                                positive Power        12,450 shares of
                                                      Class B Common Stock
                                ------------------------------------------------

                      X.        Shared Dis-              225 shares
                                positive Power
--------------------------------------------------------------------------------
                                                      218,451 shares of
XI.    Aggregate Amount Beneficially                  Class A Common Stock
       Owned By Each Reporting Person                 12,450 shares of
                                                      Class B Common Stock
--------------------------------------------------------------------------------

XII.   Check box if the Aggregate Amount
       in Row (11) Excludes Certain Shares            [x]

--------------------------------------------------------------------------------
                                                      3.2% of Class A
XIII.  Percent of Class Represented by                Common Stock
       Amount in Row (11)                             .2% of Class B
                                                      Common Stock
--------------------------------------------------------------------------------
XIV.   Type of Reporting Person                       IN

--------------------------------------------------------------------------------

         Items 1, 2, 3, and 5 of the Schedule 13D, dated May 12, 1993, relating to the Class A Common Stock, no par value, of Gray Communications Systems, Inc., as amended by Amendment No. 1 thereto, dated September 30, 1994, Amendment No. 2 thereto, dated October 14, 1994, Amendment No. 3 thereto, dated November 25, 1994, Amendment No. 4 thereto, dated December 5, 1994, and Amendment No. 5 thereto, dated January 31, 1996 (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the
Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

       The filing of the Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 1.  Security and Issuer.
-------  --------------------

       The classes of equity securities to which this statement relates are the Class A Common Stock, no par value (the "Common Stock"), and the Class B Common Stock, no par value

(the  "Class B  Common  Stock"),  of Gray Communications  Systems,  Inc.,  a
Georgia  corporation  (the  "Issuer").   The principal  executive  offices of
the Issuer are located at 126 North  Washington Street, Albany, Georgia 31701.

Item 2.   Identity and Background.
----------------------------------

         In 1996, J. Mack Robinson was elected President and Chief Executive Officer of the Issuer and Robert S. Prather, Jr. was elected Executive Vice President - Acquisitions of the Issuer and in 1997, Harriett J.Robinson was elected a director of the Issuer. Atlantic American Life Insurance Company has disposed of all of the shares of Common Stock formerly owned by it and is no longer a Reporting Person.

Item 3.   Source and Amount of Funds.
-------------------------------------

          Robert S. Prather, Jr. used personal funds and the proceeds of a bank loan to purchase certain of the shares of Common Stock owned by him. All of such shares are pledged by Mr. Prather to the bank to secure such loan and such bank has an option to sell to J. Mack Robinson, and J. Mack Robinson has an option to purchase from such bank, the bank's rights to and in interest in such loan and the shares collateralizing such loan.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         Set forth below is information concerning the beneficial ownership of shares of the Common Stock owned by each of the Reporting Persons. Such information gives effect to the three-for-two split of the Common Stock on September 30, 1998 (the "Common Stock Split"). Except as otherwise described below, each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose of the Common Stock beneficially owned by him. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.




                                                            Percentage of
                                      Number of              Outstanding
                                      Shares of              Shares of
Name                                  Common Stock          Common Stock
-----                                 ------------          -------------


Bull Run                              2,857,647(1)              37.3%

Bankers Fidelity Life                   221,706                  3.3%

Georgia Casualty & Surety               132,354                  1.9%

J. Mack Robinson                        345,375(2)               5.1%

Harriett J. Robinson                    166,725                  2.4%

the Trust                               128,250                  1.9%

RMR Trust                                97,500                  1.4%

Jill E. Robinson                         96,750                  1.4%

Hilton H. Howell, Jr.                    35,250(3)                .5%

Robin R. Howell                          58,575(3)                .9%

Delta Life                              119,250                  1.8%

Delta Fire                                6,750                   .1%

Robert S. Prather, Jr.                  218,451(4)               3.2%

----------

(1)    Owned by Bull Run through its wholly-owned subsidiary, DataSouth
       Computer Corporation. Includes warrants to purchase 847,500 shares of Common Stock which are exercisable within 60 days. Does not include 1,000 shares of Class
       A Preferred Stock of the Issuer and 425 shares of Class B Preferred
       Stock of the Issuer, none of which is voting or convertible into Common Stock or Class B Common Stock. Does not include warrants to purchase an aggregate of 258,750 shares of Common Stock which are vested, but are not exercisable within 60 days of the date hereof.

(2) Does not include 425 shares of Class B Preferred Stock of the Issuer owned by Mr. Robinson and his affiliates, none of which shares is voting or convertible into Common Stock or Class B Common Stock.

(3) Includes an aggregate of 750 shares of Common Stock owned by the minor children of these Reporting Persons.

(4)    Includes 150 shares owned by Mr. Prather's wife, as to which shares Mr.
       Prather disclaims beneficial ownership.




       Other than the receipt of additional shares of Common Stock and the adjustment of the warrants held by Bull Run, in each case as a result of the Common Stock Split, none of the Reporting Persons had any transactions in the Common Stock during the 60-day period preceding the date of this Amendment No. 6.

       Set forth below is information concerning the beneficial ownership of shares of Class B Common Stock owned by each of the Reporting Persons. Such information gives effect to the three-for-two split of Class B Common Stock on September 30, 1998 (the "Class B Split"). Except as otherwise described below, each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose of the Class B Common Stock beneficially owned by him. Each of the Reporting Persons disclaims beneficial ownership of any shares of Class B Common Stock owned by any other Reporting Person.





                                                            Percentage of
                                      Number of              Outstanding
                                      Shares of              Shares of
                                      Class B                 Class B
Name                                  Common Stock          Common Stock
-----                                 ------------          -------------

J. Mack Robinson                        11,250                  .2%

Hilton H. Howell, Jr.                   22,500(1)               .4%

Robert S. Prather, Jr.                  12,450(1)               .2%

Georgia Casualty & Surety                6,000                  .1%

RMR Trust                                3,750                  .1%

Harriett J. Robinson                    13,650                  .3%

----------

(1)      Includes options to purchase shares of Class B Common Stock



       Other than the receipt of additional shares of Class B Common Stock and the adjustment of the options held by certain of the persons listed above as a result of the Class B Split, none of the Reporting Persons had any transactions in the Class B Common Stock during the 60-day period preceding the date of this Amendment No. 6, except that, on September 14, 1998, on The New York Stock Exchange, RMR Trust purchased 3,750 shares of Class B Common Stock for $17 per share and Georgia Casualty & Surety purchased 6,000 shares of Class B Common Stock for $17 per share (in each case, adjusted for the Class B Split).

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            BULL RUN CORPORATION


October 31, 1998                            By /s/ Robert S. Prather, Jr.
                                               --------------------------------
                                               Robert S. Prather, Jr.
                                               President


                                            BANKERS FIDELITY LIFE INSURANCE
                                            COMPANY


October 31, 1998                            By /s/ J. Mack Robinson
                                               --------------------------------
                                               J. Mack Robinson
                                               President


                                            GEORGIA CASUALTY & SURETY COMPANY


October 31, 1998                            By /s/ J. Mack Robinson
                                               --------------------------------
                                               J. Mack Robinson
                                               President


October 31, 1998                            By /s/ J. Mack Robinson
                                               --------------------------------
                                               J. Mack Robinson


October 31, 1998                            /s/ Harriett J. Robinson
                                            -----------------------------------
                                            Harriett J. Robinson


                                            TRUST U/A 8/25/84 FBO
                                            JILL E. ROBINSON


October 31, 1998                            By  /s/ Harriett J. Robinson
                                               --------------------------------
                                               Harriett J. Robinson,
                                               as Trustee

                                               TRUST U/A 8/25/84 FBO
                                               ROBIN M. ROBINSON


October 31, 1998                            By /s/ Harriett J. Robinson
                                               --------------------------------
                                               Harriett J. Robinson,
                                               as Trustee


October 31, 1998                            /s/ Jill E. Robinson
                                            -----------------------------------
                                            Jill E. Robinson


October 31, 1998                            /s/ Hilton H. Howell, Jr.
                                            -----------------------------------
                                            Hilton H. Howell, Jr.


October 31, 1998                            /s/ Robin R. Howell
                                            -----------------------------------
                                            Robin R. Howell


                                            DELTA LIFE INSURANCE COMPANY


October 31, 1998                            By /s/ J. Mack Robinson
                                            -----------------------------------
                                            J. Mack Robinson
                                            President


                                            DELTA FIRE & CASUALTY
                                            INSURANCE COMPANY


October 31, 1998                            By /s/ J. Mack Robinson
                                            -----------------------------------
                                            J. Mack Robinson


October 31, 1998                            /s/ Robert S. Prather, Jr.
                                            -----------------------------------
                                            Robert S. Prather, Jr.